February 19, 2008

Laura Nicholson
Division of Corporation Finance
United States
Securities and Exchange Commission
Mail Stop 7010
100 F. Street N.E.
Washington DC 20549
Telephone Number:    (202) 551-3584
Fax Number:   (202)772-9368

Re:     Velocity Oil & Gas, Inc.
Supplemental Response to Registration Statement on Form SB-2
Submitted January 22, 2008
File No. 333-146405

Dear Ms. Nicholson,

In connection with your comment letter dated February 4, 2008, Velocity Oil & Gas, Inc. (“VOGI”, the “Company,” “we,” and “us”) has the following responses:

General

1.           To avoid any ambiguity, unless otherwise specified, all references in this letter to "you" or "your" refer to Velocity Oil & Gas and not to Frank Jacobs in his individual capacity.

RESPONSE:

The Company understands.

2.           Form SB-2 has been rescinded. Therefore, please file the next amendment to your registration statement on an appropriate form. Refer generally to Release 33-8876 (December 19, 2007) and, in particular, to Section IV ("Compliance Dates") of that release.

595 Howe Street, Suite 323
Vancouver, BC
Canada V6C 2T5
Phone: 604-765-3337
Fax: 604-688-4725

RESPONSE:

The Company will file the amended Registration Statement on Form S-1/A.

3.          Please monitor the age of the financial statements included in the registration statement and update them as may be appropriate.

RESPONSE:

The Company’s amended Registration Statement on Form S-1/A will contain updated financial statements for the period ended December 31, 2007.

4.          It appears that the exhibits to the participation agreement with Ridgelake Energy, Inc. and GulfX, LLC, may contain material information, but have not been filed with your last amendment. For example, we note that Exhibit D to such agreement is the joint operating agreement with Ridgelake Energy, Inc. and GulfX, LLC. Please refile such agreement, as amended, with the exhibits.

RESPONSE:

The Company will file the material exhibits to the Ridgelake Energy, Inc. and GulfX LLC agreement as exhibits to its amended Registration Statement as you have requested.

5.          We note your response to our prior comment 2. Please revise your proposed language to disclose on your cover page your working capital as of a recent date.

RESPONSE:

The Company proposes the following revised language to the cover page of its amended Registration Statement filing (underlined information is new):

“We currently lack a public market for our common stock. Selling shareholders will sell at a price of $0.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

We have not generated any revenues to date, had only $2,221 of working capital as of January 31, 2008, and have budgeted the need for approximately $1,300,000 of additional funding during the next 12 months for our wholly owned subsidiary, South Marsh, LLC, to participate in the drilling of two wells through the Participation Agreement, as described in greater detail below. .. . . “

6.          We note your disclosure that if you are unable to raise the additional exploration capital for fiscal 2008 you would "possibly divest the Participation Rights altogether." Please clarify how your failure to participate in the operation's costs, or your failure to pay the required lease expenses when due, would affect your participation right in each lease and your ability to recoup funds previously paid under the agreement.

RESPONSE:

The Company proposes revising the relevant proposed language to is cover page in the amended Registration Statement as follows (underlined language is new or has been revised):

“There is no assurance that the required exploration capital can be raised.  If we are unable to raise the additional exploration capital for fiscal 2008 we will be restricted in the implementation of the business plan and will not be able to earn interests in the first two of five exploration permits which are the subject of the Participation Agreement.  Pursuant to the terms of the Participation Agreement, we are required to pay our respective costs of any proposed well on a lease-by-lease basis, and if we fail to timely remit such payments or choose not to participate in any particular lease, we will forfeit all rights to earn an interest in such lease, and any and all prior funds paid in connection with such lease.  If this were to happen, the value of our securities would diminish and we may be forced to change our business plan for fiscal 2009, which would result in the value of our securities declining in value and/or becoming worthless.  If we raise the exploration capital required to implement our business plan we anticipate incurring net losses until and unless such oil and gas interests generate revenue through the production of oil and gas, of which there can be no assurance.”

7.          We note your response to our prior comment 4. Your proposed disclosure indicates that if you are unable to raise the funding required to earn the interests in the first two concessions, the rights maybe divested by you for a cash or a royalty consideration in the future. This disclosure appears to be inconsistent with your rights to assign your interests under the participation agreement. Please reconcile this inconsistency.

RESPONSE:

We propose revising the previously provided language to be added under “Liquidity and Capital Resources” as follows (new or changed information is underlined) to be consistent with the terms of the Participation Agreement:

“We have not generated any revenues to date and anticipate the need for approximately $1,300,000 of additional funding for South Marsh to earn the interests in the first two exploration concessions that are planned to be drilled during the next 6-9 months, as described above through the Participation Agreement. There is no assurance that exploration capital can be raised.  If we are unable to raise the additional funding we currently require, we will be unable to participate in the drilling operations for the two first concessions and we will loose the right to earn those concessions. Alternatively, assuming we receive the consent of Ridgelake in its sole discretion, of which there can be no assurance, we may be able to sell the rights to earn such interests for cash or a royalty consideration in the future.   We do not currently know nor can we estimate the amount of any funding that South Marsh will be required to pay for participation in the other three exploration permits that are the subject of the Participation Agreement in order to earn working interests, but we currently anticipate that such expenses will be substantial, and may be between $500,000 to $1,000,000 per well, which funding the Company does not currently have. These investments are optional to the Company and it is unlikely that any funds will be required in connection with such investments prior to fiscal 2009.”

8.          We note your responses to prior comments 6, 7 and 8. Provide consistent disclosure regarding your source of funding and the nature of the commitment provided by Mr. Jacobs. For example, your proposed disclosure in response to prior comment 6 indicates in part that "We anticipate that... after the effectiveness of this Registration Statement... Mr. Jacobs will loan us additional funds until such time as we are able to raise the funds we will require to pay our portion of the expenses associated with the South Marsh leases and/or are able to generate revenues sufficient to support our operations, if ever."

RESPONSE:

The Company proposes the following revised disclosures under “Liquidity and Capital Resources” and “Recent Events”:

Liquidity and Capital Resources (which information will follow the revised paragraph from comment 7, above):

“Until such time as this registration statement has been declared effective by the Commission, we anticipate relying on funds provided by Frank Jacobs, our sole officer and Director, who pursuant to his letter dated January 20, 2008, committed to provide us funding through loans or through equity investments until such time as this registration statement is declared effective.  Mr. Jacobs has also committed to providing us limited funds for costs and fees associated with our planned quotation on the Over-The-Counter Bulletin Board.

We anticipate spending our cash on hand for the next three months solely on expenses associated with this Registration Statement, including legal and accounting fees associated with responding to the Commission’s comments to this registration statement and in preparation of amendments to this registration statement, as well as general business expenses, including our $575 per month office space lease.  These general business expenses, as well as travel expenses and transfer agent fees will be paid by Mr. Jacobs pursuant to his commitment letter, until such time as we gain effectiveness of this Registration Statement.  We plan to keep our expenses at a minimum until such time as we can raise additional capital.  In the event that this registration statement is declared effective within the next three months, of which there can be no assurance, we plan to use our cash on hand to seek out equity  financing to earn our interests through the Participation Agreement.

As stated above, we do not anticipate needing any funds in connection with the Participation Agreement with South Marsh until approximately the second quarter of 2008.  We anticipate raising additional funds we may require subsequent to the effectiveness of this registration statement for the Participation Agreement and/or for general working capital through the sale of equity securities after such time as we have gained effectiveness of this Registration Statement and have obtained quotation for our common stock on the Over-The-Counter Bulletin Board, of which there can be no assurance.  We anticipate that, in the event we need additional funding prior to the effectiveness date of this Registration Statement, and/or in the event we are unable to raise funds through the sale of debt or equity securities after the effectiveness of this Registration Statement, that Mr. Jacobs will continue to provide us funding through loans or equity investments, even though his written commitment to provide us funding only requires him to fund us until the Registration Statement is declared effective.

We do not currently have any formal commitments or identified sources of additional capital from third parties or from our officers, directors or majority shareholders, other than the written commitment from Frank Jacobs. We can provide no assurance that additional financing will be available on favorable terms, if at all. If we are not able to raise the capital necessary to continue our business operations, we may be forced to abandon or curtail our business plan and/or suspend our exploration activities.

In the future, we may be required to seek additional capital by selling debt or equity securities, selling assets, or otherwise be required to bring cash flows in balance when we approach a condition of cash insufficiency. The sale of additional equity or debt securities, if accomplished, may result in dilution to our then shareholders. We provide no assurance that financing will be available in amounts or on terms acceptable to us, or at all.”

Recent Events:

“Moving forward it is currently anticipated that Ridgelake will propose to drill two wells in fiscal 2008, one well on the VK 79 lease and one on the SMI 152 lease.  South Marsh’s portion of the VK 79 well, which is currently anticipated to be drilled in May or June 2008, is currently anticipated to be approximately $500,000.  South Marsh’s portion of the SMI 152 well is currently anticipated to be approximately $800,000.  These estimates are subject to change however, based on the actual drilling costs of such wells, and as such, the estimates above may be higher or lower than the actual amounts South Marsh is actually required to pay.  The drilling costs associated with wells on the other leases have not been determined yet; however, the Company anticipates such costs being in the order of $500,000 to $1,000,000 per well.  Additionally, South Marsh will be responsible for its share of ongoing lease expenses even assuming the successful completion of one or both of the currently proposed wells above, which expenses the Company believes may be substantial.  South Marsh does not currently anticipate being required to make any payments to Ridgelake in connection with the two proposed wells until May or June 2008, funding permitting.  The Company does not currently have any anticipated funding available for the May or June 2008 payments to Ridgelake, as the Company’s sole officer and Director, Frank Jacobs has only committed funding for our general business expenses until such time as our Registration Statement is declared effective, and in connection with fees and costs associated with our planned quotation on the Over-The-Counter Bulletin Board, and not to participate in exploration activity through South Marsh.  In the event South Marsh is unable to make the required payments to Ridgelake in connection with the proposed wells described above, South Marsh will not be able to participate in the wells, and the Company will not earn any revenue from such wells, even if they are successful.  The Company does not believe however that its failure to earn an interest in the currently planned Ridgelake wells will prevent it from earning an interest in any other Ridgelake wells pursuant to the Participation Agreement, funding permitting, and/or that the Company will cease its business operations if such interests are not earned.

9.          Given the limited scope of Mr. Jacobs' written commitment to provide you with funds, please disclose the "general business expenses" that would be covered by his commitment.

RESPONSE:

The general business expenses covered by Mr. Jacobs’ commitment are the same as the expenses the Company anticipates paying over the next three months, as described in greater detail above in the proposed revised language to the Company’s “Liquidity and Capital Resources” section of its Registration Statement as described above under revised paragraph 2 to response 8.

10.      Also, please provide disclosure to clarify that Mr. Jacobs' commitment to provide funds after the effectiveness of the registration statement is limited to providing funds for costs and fees associated with achieving a public listing on the over-the-counter bulletin board.

RESPONSE:

Please see the revised language to “Liquidity and Capital Resources” and “Recent Events” as provided in the Company’s response to comment 8, above.

11.      Please disclose explicitly, as requested in our prior comment 7, how much capital you must raise by May or June 2008 in order to earn your interest in the leases, including anticipated lease expenses and operating expenses.

The Company proposes the following revised language under “Recent Events,” clarifying the funds required to earn the various interests in the leases:

“Moving forward it is currently anticipated that Ridgelake will drill two wells in fiscal 2008, one well on the VK 79 lease, estimated to cost approximately $4.5 million in total (of which South Marsh’s required payment would be $525,000) and one on the SMI 152 lease, estimated to cost approximately $6 million (of which South Marsh’s required payment would be $800,000).   These estimates are subject to change however, based on the actual drilling costs of such wells, and as such, the estimates above may be higher or lower than the actual amounts South Marsh is actually required to pay.  The drilling costs associated with wells on the other leases have not been determined yet; however, the Company anticipates such costs being greater than $500,000 to $800,000 per well.  South Marsh will be required to make the payments above to Ridgelake during fiscal 2008, to earn an interest in any or all of the two proposed wells described above.  If it fails to make the required payments, it will not earn any interest in the wells.  Additionally, South Marsh will be responsible for its share of ongoing lease expenses even assuming the successful completion of one or both of the currently proposed wells above.  The estimated lease expenses for each well, assuming such well produce, which will be required to be paid by the Company will be approximately $80,000 per month; however, in the even any of the wells produce, it is anticipated that the revenue such wells will generate will be in excess of any lease operating expenses, and as a result, such expenses will be able to be paid by the Company with funds it receives in revenue from the well.  In the event none of the wells produce, the Company will not be required to pay any lease operating expenses. South Marsh does not currently anticipate being required to make any payments to Ridgelake in connection with the two proposed wells until May or June 2008, funding permitting.”

Sincerely Yours

/s/ Frank A. Jacobs

Frank A. Jacobs
President & CEO

CC: David M. Loev – The Loev Law Firm, PC